Exhibit 99.1
CRIC Reports Third Quarter and First Nine Months of 2011 Results
SHANGHAI, China, November 22, 2011 — China Real Estate Information Corporation (“CRIC” or the “Company”) (NASDAQ: CRIC), a leading provider of real estate information, consulting and online services in China, today announced its unaudited financial results for the third quarter and nine months ended September 30, 2011.
Third Quarter 2011 Highlights
•	Total revenues increased 46% year-over-year to $69.2 million. Online revenues grew 107% year-over-year to $39.5 million, while offline revenues grew 5% year-over-year to $29.7 million.

•	Non-GAAP[1] income from operations increased 11% to $17.8 million.

•
Non-GAAP net income attributable to CRIC shareholders was $14.1 million, or $0.10 per diluted American depositary share (“ADS”), compared to $14.9 million, or $0.10 per diluted ADS, for the same quarter of 2010.

First Nine Months of 2011 Highlights
•	Total revenues were $168.4 million, an increase of 51% from the same period of 2010.

•	Non-GAAP income from operations was $39.0 million, an increase of 5% from the same period of 2010.

•	Non-GAAP net income attributable to CRIC shareholders was $34.5 million, or $0.24 per diluted ADS, compared to $41.1 million, or $0.28 per diluted ADS, for the same period of 2010.
“During the third quarter, China’s real estate market faced continuing challenges under the central government’s sustained efforts to cool the sector nationwide,” said Xin Zhou, CRIC’s CEO and co-chairman. “Despite the headwind, CRIC achieved the growth target we had set at the beginning of the quarter. Our real estate online services again grew more than 100% year over year, setting us on a path to potentially double our full-year online revenues. While our offline consulting business has been impacted by the reduction in land transaction consulting, the continued growth of our information service business more than offset the decline in consulting revenues in the third quarter.
“Looking ahead, we expect the current challenging environment to continue through the next few quarters. Our consulting and online businesses, which had shown resilience against short-term industry fluctuations during the first three quarters of this year, began to slow down in the fourth quarter as developers have cut back further on land purchases and early-stage project preparation and are being more cautious with their advertising spending, as they do not anticipate a strong volume rebound in the near term.
“In this challenging market, we will continue to focus on providing innovative service to our clients. While each of our business units will continue to offer differentiated services to our clients, we will increasingly seek to combine our teams and resources to provide comprehensive online and offline solutions, as well as expand distribution channels for our projects, allowing developers to see a direct link between their advertising spending and increased sales. We are confident that our new e-commerce platform will be an effective model of combining online advertising with offline distribution and transactions to deliver a comprehensive solution for real estate developers,” concluded Mr. Zhou.

[1]
CRIC uses in this press release the following non-GAAP financial measures: (1) income from operations, (2) net income attributable to CRIC shareholders, (3) net income attributable to CRIC shareholders per basic ADS and (4) net income attributable to CRIC shareholders per diluted ADS, each of which excludes expenses relating to share-based compensation, amortization of intangible assets resulting from business acquisitions, goodwill impairment charge and loss from the disposal of subsidiaries. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

Bin Laurence, CRIC’s CFO, added, “As a result of our strong execution, CRIC’s online business achieved enviable growth year-to-date. However, our consulting business, especially the historically high-margin land transaction consulting business, has been negatively impacted by the slowdown in China’s real estate market this year and has affected the Company’s overall operating income. Due to the expected year-over-year decline of our consulting revenues and the planned increase of year-end marketing spending for our online business in the fourth quarter, we expect increased pressure on our operating margin as we close out the year.”
Financial Results for the Third Quarter of 2011
Revenues
Third quarter total revenues were $69.2 million in 2011, an increase of 46% from $47.2 million for the same quarter of 2010.
Revenues from online services were $39.5 million, an increase of 107% from $19.1 million for the same quarter of 2010. The increase was mainly due to gains in market share in all major cities after CRIC acquired its online business in October 2009, rapid growth of CRIC’s home-furnishing channel, and the Company’s offering of additional services on the new and expanded online channels, such as the Baidu, Inc. (“Baidu”) real estate channels.
Revenues from information and consulting services were $22.6 million, compared to $21.7 million for the same quarter of 2010. The slight year-over-year growth was primarily due to a reduction in land transaction-related consulting fees in the third quarter of 2011 compared to the same quarter of 2010, offset by increased revenues from information services.
Revenues from other services, including offline advertising and promotional events, were $7.1 million for the third quarter of 2011, an increase of 10% from $6.4 million for the same quarter of 2010, mainly due to higher levels of demand and activities for the real estate promotional event services in the third quarter of 2011.
Cost of Revenues
Third quarter cost of revenues was $18.2 million in 2011, an increase of 55% from $11.7 million for the same quarter of 2010. The increase was primarily due to $2.3 million in increased costs associated with the increased revenues in offline advertising and promotional event services, $2.7 million in additional expenses associated with amortization related to fees paid to Baidu, which was capitalized starting from the third quarter of 2011, and higher editorial costs related to the expanded coverage of the Company’s websites.
Selling, General and Administrative (“SG&A”) Expenses
Third quarter SG&A expenses were $43.2 million in 2011, an increase of 52% from $28.4 million for the same quarter of 2010, primarily due to increases in staff and related office expenses associated with the Company’s business expansion.

Goodwill Impairment Charge
A substantial portion of goodwill on the Company’s balance sheet relates to the acquisition of the Company’s online unit in 2009. Toward the end of the third quarter of 2011, China’s real estate market showed signs of further slowdown under the government’s continued restrictive policies and further credit tightening. CRIC’s online unit, which had increased its revenue by more than 100% in the first nine months of 2011 despite government policies, started to slow down as developers became more pessimistic about increasing sales volume and more cautious with their advertising spending. The Company believes that this will result in slower than previously expected growth for its online business over the next several quarters. In addition, CRIC experienced a 31% decline in its stock price from June 30, 2011 to September 30, 2011. These circumstances prompted management to evaluate and test the fair value of the Company’s assets against their carrying amount in accordance with U.S. GAAP. The Company concluded that the carrying amount of its online assets was higher than their current fair value and consequently recorded a goodwill impairment charge of $417.8 million during the third quarter of 2011.
Income (Loss) from Operations
Third quarter loss from operations was $410.1 million in 2011, primarily due to the goodwill impairment charge of $417.8 million, compared to income from operations of $7.0 million for the same quarter of 2010. Non-GAAP income from operations for the third quarter of 2011 was $17.8 million, an increase of 11% compared to $16.1 million for the same quarter of 2010.
Net Income (Loss) Attributable to CRIC Shareholders
Net loss attributable to CRIC shareholders was $413.0 million for the third quarter of 2011, primarily due to the goodwill impairment charge of $417.8 million, compared to net income attributable to CRIC shareholders of $6.6 million for the same quarter of 2010. Non-GAAP net income attributable to CRIC shareholders was $14.1 million for the third quarter of 2011, compared to non-GAAP net income attributable to CRIC shareholders of $14.9 million in the same quarter of 2010.
Financial Results for the First Nine Months of 2011
Revenues
Total revenues for the first nine months of 2011 were $168.4 million, an increase of 51% from $111.8 million for the same period of 2010.
For the first nine months of 2011, revenues from online services were $91.0 million, an increase of 118% from $41.7 million for the same period of 2010. The increase was mainly due to gains in market share in all major cities after CRIC acquired its online business in October 2009, rapid growth of CRIC’s home-furnishing channel and the Company’s offering of additional services on the new and expanded online channels, such as the Baidu real estate channels.
For the first nine months of 2011, revenues from real estate information and consulting services were $58.6 million, compared to $57.2 million for the same period of 2010. The increase in revenues from CRIC’s information services was mostly offset by lower land transaction-based consulting fees recognized in the first nine months of 2011 compared to the same period of 2010.
For the first nine months of 2011, revenues from other services, including offline advertising and promotional events, were $18.8 million, an increase of 47% from $12.9 million for the same period of 2010, mostly due to the expansion of real estate promotional event services which started in the second quarter of 2010.

Cost of Revenues
For the first nine months of 2011, cost of revenues was $43.8 million, an increase of 60% from $27.3 million for the same period of 2010, mainly due to the addition of real estate promotional event services starting from the second quarter of 2010, the addition of Baidu real estate channels starting from the third quarter of 2010, additional expenses associated with Baidu’s Brand Link product, which CRIC started to offer in August 2011, and the Company’s overall business expansion.
SG&A Expenses
For the first nine months of 2011, SG&A expenses were $114.8 million, an increase of 54% from $74.3 million for the same period of 2010, mainly due to increases in staff and related office expenses associated with the Company’s business expansion.
Income (Loss) from Operations
Loss from operations was $408.0 million for the first nine months of 2011, primarily due to the goodwill impairment charge of $417.8 million in the third quarter of 2011, compared to income from operations of $10.1 million for the same period of 2010. Non-GAAP income from operations for the first nine months of 2011 was $39.0 million, an increase of 5% from $37.2 million for the same period of 2010.
Net Income (Loss) Attributable to CRIC Shareholders
Net loss attributable to CRIC shareholders for the first nine months of 2011 was $411.4 million, primarily due to the goodwill impairment charge of $417.8 million in the third quarter of 2011, compared to net income attributable to CRIC shareholders of $16.0 million for the same period of 2010. Non-GAAP net income attributable to CRIC shareholders was $34.5 million for the first nine months of 2011, compared to $41.1 million for the same period of 2010.
Cash and Cash Flow
As of September 30, 2011, the Company had a cash balance of $295.0 million.
Third quarter net cash provided by operating activities was $4.5 million, mainly comprised of non-GAAP net income attributable to CRIC shareholders of $14.1 million, an increase in income and other tax payable of $3.1 million, partly offset by an increase in accounts receivable of $6.9 million and prepaid expenses of $6.2 million.
Third quarter net cash used in investing activities was $20.2 million, which mainly comprised of a payment of $9.4 million to Baidu for its Brand Link product and web channels, a payment of $6.3 million related to the acquisitions of subsidiaries and a payment of $2.8 million for investments in affiliates.
Third quarter net cash used in financing activities was $2.8 million, mainly attributable to $13.0 million cash used to repurchase the Company’s own ADSs, partly offset by proceeds from non-controlling interest investment of $9.8 million.
Business Outlook
CRIC estimates that its total revenues for the fourth quarter of 2011 will be in the range of $68 million to $70 million, compared to $62.4 million in the same quarter of 2010. The estimated total revenues include estimated revenues from real estate online services of $42 million to $43 million, compared to $25.2 million in the same quarter of 2010, and estimated revenues from real estate information and consulting services and other services of $26 million to $27 million, compared to $37.2 million in the same quarter of 2010. The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information
CRIC’s management will host an earnings conference call on November 22, 2011 at 7 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-646-254-3515
Hong Kong:	+852-3051-2745
Mainland China:	400-120-0654
Conference ID:	28309176
Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID number to join the call.
A live and archived webcast will be available at http://ir.cric.com.
About CRIC
China Real Estate Information Corporation (“CRIC”) (NASDAQ: CRIC) is a leading provider of real estate information, consulting and online services with a presence in over 170 cities across China. CRIC, a subsidiary of E-House (China) Holdings Limited (NYSE: EJ), merged with the online real estate business of SINA Corporation (NASDAQ: SINA) upon the completion of CRIC’s initial public offering and listing of its ADSs on the NASDAQ Global Select Market in October 2009. Leveraging its proprietary, advanced and comprehensive real estate information database and analysis system, CRIC provides a broad range of real estate-related services to all participants in the real estate value chain, including developers, suppliers, agents, brokers, service providers and individual consumers. CRIC’s services include subscription-based information services, customized consulting services and online services through several real estate websites that provide region-specific real estate information and access to online communities. For more information about CRIC, please visit http://www.cric.com.
Safe Harbor: Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this press release, as well as CRIC’s strategic and operational plans, contain forward-looking statements. CRIC may also make forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CRIC’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material and adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, CRIC’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of CRIC’s brand or image, CRIC’s inability to successfully execute its strategy of expanding into new geographical markets in China, CRIC’s failure to manage its growth effectively and efficiently, CRIC’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, CRIC’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, CRIC’s failure to compete successfully, fluctuations in CRIC’s results of operations and cash flows, CRIC’s reliance on a concentrated number of real estate developers, natural disasters and outbreaks of health epidemics and other risks outlined in CRIC’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and CRIC does not undertake any obligation to update any such information, except as required under applicable law.

About Non-GAAP Financial Measures
To supplement CRIC’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), CRIC uses the following non-GAAP financial measures: (1) income from operations, (2) net income attributable to CRIC shareholders, (3) net income attributable to CRIC shareholders per basic ADS and (4) net income attributable to CRIC shareholders per diluted ADS, each of which excludes expenses relating to share-based compensation, amortization of intangible assets resulting from business acquisitions, goodwill impairment charge and loss from the disposal of subsidiaries. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.
CRIC believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding expenses relating to share-based compensation, amortization of intangible assets resulting from business acquisitions, goodwill impairment charge and loss from the disposal of subsidiaries that may not be indicative of its operating performance. CRIC believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its operating performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to CRIC’s historical performance. CRIC computes its non-GAAP financial measures using the same consistent method from quarter to quarter. CRIC believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding expenses relating to share-based compensation, amortization of intangible assets resulting from business acquisitions, goodwill impairment charge and loss from the disposal of subsidiaries is that these expenses charges have been and will continue to be significant recurring expenses in CRIC’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amount excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:
In China:
Michelle Yuan
Director, Investor Relations
China Real Estate Information Corporation
Phone: +86 (21) 6086-7369
E-mail: michelleyuan@cric.com
Derek Mitchell
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6284
E-mail: cric@ogilvy.com
In the U.S.:
Jessica Barist Cohen
Ogilvy Financial, New York
Phone: +1 (646) 460-9989
E-mail: cric@ogilvy.com

CHINA REAL ESTATE INFORMATION CORPORATION
UNAUDITED CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)

	December 31,	September 30,
	2010	2011
ASSETS
Current assets
Cash and cash equivalents	340,720	295,040
Accounts receivable, net	60,971	90,351
Prepaid expenses and other current assets	22,232	26,984
Amounts due from related parties	5,080	17,990

Total current assets	429,003	430,365
Property and equipment, net	11,177	12,128
Intangible assets, net	182,622	219,263
Goodwill	450,299	45,744
Investment in affiliates	4,444	12,555
Other non-current assets	6,378	13,521

TOTAL ASSETS	1,083,923	733,576

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	3,300	3,436
Advance from customers	6,455	8,726
Accrued payroll and welfare expenses	9,882	14,993
Income tax payable	16,935	17,171
Other tax payable	5,428	7,627
Amounts due to related parties	2,785	11,834
Other current liabilities	7,731	28,356

Total current liabilities	52,516	92,143
Deferred tax liabilities—non-current	39,969	42,701
Other long term liabilities	—	20,679

Total liabilities	92,485	155,523
Equity
Ordinary shares ($0.0002 par value): 250,000,000 shares authorized, 143,749,405 and 140,281,897 shares issued and outstanding, as of December 31, 2010 and September 30, 2011, respectively	29	28
Additional paid-in capital	882,429	876,653
Subscription receivables	(98)	(3)
Retained earnings (Accumulated deficit)	97,557	(320,414)
Accumulated other comprehensive income	8,403	16,899

Total CRIC shareholders’ equity	988,320	573,163
Non-controlling interests	3,118	4,890

Total equity	991,438	578,053

TOTAL LIABILITIES AND EQUITY	1,083,923	733,576

CHINA REAL ESTATE INFORMATION CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2011	2010	2011
Revenues
Online services	19,116	39,534	41,695	91,011
Information and consulting services	21,671	22,559	57,226	58,573
Other services	6,438	7,070	12,844	18,837

	47,225	69,163	111,765	168,421
Cost of revenues	(11,747)	(18,230)	(27,321)	(43,806)
Selling, general and administrative expenses	(28,443)	(43,244)	(74,332)	(114,836)
Goodwill impairment charge	—	(417,822)	—	(417,822)

Income (Loss) from operations	7,035	(410,133)	10,112	(408,043)
Interest income	499	468	1,233	1,332
Other income, net	652	555	3,032	626

Income (Loss) before taxes, equity in affiliates	8,186	(409,110)	14,377	(406,085)
Income tax benefit (expense)	(1,554)	(3,055)	1,379	(4,016)

Income (Loss) before equity in affiliates	6,632	(412,165)	15,756	(410,101)
Loss from equity in affiliates	—	(185)	—	(212)

Net income (Loss)	6,632	(412,350)	15,756	(410,313)
Less: net income (loss) attributable to non-controlling interests	60	699	(234)	1,042

Net income (loss) attributable to CRIC shareholders	6,572	(413,049)	15,990	(411,355)

Earnings (Loss) per share:
Basic	0.05	(2.94)	0.11	(2.89)
Diluted	0.04	(2.94)	0.11	(2.89)
Shares used in computation:
Basic	143,413,408	140,340,699	143,170,566	142,185,703
Diluted	146,146,077	140,340,699	145,899,082	142,185,703

Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.3549 on September 30, 2011 and USD1 = RMB6.4144 for the three months ended September 30, 2011.

CHINA REAL ESTATE INFORMATION CORPORATION
Unaudited Reconciliation of GAAP and Non-GAAP Results
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2010	2011	2010	2011

GAAP income (loss) from operations	7,035	(410,133)	10,112	(408,043)

Share-based compensation expenses	3,926	4,698	11,787	13,247
Amortization expenses of intangible assets resulting from business acquisitions	5,122	5,452	15,332	15,954
Goodwill impairment charge	—	417,822	—	417,822

Non-GAAP income from operations	16,083	17,839	37,231	38,980

GAAP net income (loss) attributable to CRIC shareholders	6,572	(413,049)	15,990	(411,355)

Share-based compensation expenses (net of tax and non-controlling interests)	3,926	4,698	11,787	13,247
Amortization expenses of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	4,445	4,665	13,317	13,774
Loss from the disposal of subsidiaries (net of tax and non-controlling interests)	—	—	—	1,054
Goodwill impairment charge (net of tax and non-controlling interests)	—	417,822	—	417,822

Non-GAAP net income attributable to CRIC shareholders	14,943	14,136	41,094	34,542

GAAP net income (loss) per ADS — basic	0.05	(2.94)	0.11	(2.89)

GAAP net income (loss) per ADS — diluted	0.04	(2.94)	0.11	(2.89)

Non-GAAP net income per ADS — basic	0.10	0.10	0.29	0.24

Non-GAAP net income per ADS — diluted	0.10	0.10	0.28	0.24

Shares used in calculating basic GAAP /Non-GAAP net income (loss) attributable to CRIC shareholders per ADS	143,413,408	140,340,699	143,170,566	142,185,703

Shares used in calculating diluted GAAP net income (loss) attributable to CRIC shareholders per ADS	146,146,077	140,340,699	145,899,082	142,185,703

Shares used in calculating diluted Non-GAAP net income attributable to CRIC shareholders per ADS	146,146,077	142,254,912	145,899,082	144,523,032